SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For October 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

**45 Empire Road
Parktown
Johannesburg, South Africa, 2193**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

Attached to the Registrant Form 6-K filing for the month of October 2004, incorporated by reference herein:

<u>Exhibits</u>

99.1   Release dated October 27, 2004, entitled "Change to Board of Directors"

99.2   Release dated October 27, 2004, entitled "Report on Activities for the First Quarter Ended 30 September 2004 of the 2005 Financial Year"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)

Date: October 29, 2004

By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

DURBAN ROODEPOORT DEEP, LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRDGOLD")

CHANGE TO BOARD OF DIRECTORS

In compliance with Rule 3.59 of the Listings
Requirements of the JSE Securities Exchange South
Africa, DRDGOLD announces that, with effect from
Wednesday, 27 October 2004, Mr David Baker has retired
from the board of directors of DRDGOLD due to increased
commitments.

Mr James Turk, an American citizen, has been appointed
as a non-executive director of DRDGOLD with immediate
effect.

Johannesburg
27 October 2004

Sponsor
Standard Bank

Exhibit 99.2

DURBAN ROODEPOORT DEEP, LIMITED (DRDGOLD)
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
ARBN 086 277616
JSE trading symbol: DUR
ISIN Code: ZAE 000015079
Issuer code: DUSM
NASDAQ trading symbol: DROOY
ASX trading symbol: DRD

REPORT ON ACTIVITIES FOR THE FIRST QUARTER ENDED 3O SEPTEMBER 2004
OF THE 2005 FINANCIAL YEAR

GROUP RESULTS
(Unaudited)

CHANGE TO FINANCIAL REPORTING FOR 2004/2005

In line with practice in Australia and the United States, DRDGOLD will
henceforth report as follows:

Quarters 1 and 3: production statistics, operational performance and
exploration results;

Quarters 2 and 4: as above, with either interim of final financial results,
in US GAAP, which is DRDGOLD's primary reporting convention, and SA GAAP, in
accordance with the listing requirements of the JSE Securities Exchange
South Africa.

KEY FEATURES

Continued strong performance from offshore operations
Further good exploration results at Tolukuma
Emperor stake increased to 45.33%
ERPM back to break-even
Blyvoor 60-day review completed
South African operations restructured

KEY RESULTS SUMMARY

GROUP		Quarter Sep 2004	Quarter Jun 2004	Quarter Sep 2003
Gold production (attributable)	oz	220 524	228 465	198 493
	Kg	6 859	7 106	6 174
Gold price received	US$/oz	403	395	362
	R/kg	82 785	85 804	86 625
Capital expenditure	US$ m	6.0	4.5	4.7
	ZAR m	38.9	30.1	35.0

STOCK

ISSUED CAPITAL

248 389 465 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 274 267 728

STOCK TRADED	JSE	ASX	NASDAQ	FRANKFURT
Avg. volume for the quarter per day (000)	200	32	2 851	95
% of issued stock traded (annualised)	21%	3%	300%	10%

Price - High	R15.80 A$3.72	US$2.64	Euro 2.13
- Low	R10.30 A$2.30	US$1.63	Euro 1.27
- Close	R12.25 A$2.60	US$2.01	Euro 1.62

PRODUCTION

Gold production for the quarter was slightly down on the previous quarter, mainly as a result of lower production out of South Africa, specifically Blyvooruitzicht (Blyvoor), which went though a 60-day review, resulting in a slowdown in production. The percentage of the Group's production from offshore has increased from 31% to 35% due in part to the inclusion of our 45.33% attributable share in production from Emperor from August 2004.

COSTS

Unit costs were slightly up as a direct result of the lower ounces produced in South Africa, but with the restructuring complete, it is anticipated that the second quarter's costs will come back in line with those recorded in the June quarter.

SAFETY

During the period under review, the Company recorded no fatalities at its operations. Blyvoor Nos. 5 and 6 shafts achieved one million fatality free shifts on 30 August and 3 September, 2004 respectively. North West Operations achieved 500 000 fatality free shifts on 2 September, 2004. Regrettably, after the quarter-end, Blyvoor recorded a fatality.

North West Operations' lost time injury rate continues to show an improvement, partly attributable to the implementation of a new safety awareness communication strategy using a green, yellow and red safety card system. Blyvooruitzicht is leading the Association of West Rand Mines Inter-Mine Safety Competition with a lost time injury frequency rate of 6,52. This compares favourably with the second-placed mine, belonging to another group, at 9,36.

At its Tolukuma operation, the Company continues to show very high safety standards. The mine has achieved 90 lost time injury free days, after the previous best of 361 injury free days was broken shortly before the financial year end.

GOLD MARKET REVIEW

The average gold price received for the quarter was US$403 per ounce (R82 785 per kilogram) compared to US$395 per ounce (R85 804 per kilogram) the previous quarter. This compares to the average London PM fix for the same period of US$401.30 per ounce (R82 286 per kilogram).

The performance of the gold price in rand terms during the quarter, however, featured two distinct halves due to movements in the exchange rate. The first six weeks saw the lowest rand gold price since 2000 at an average of R78 534 per kilogram. Following the interest rate cut of 50 basis points on 12 August 2004, the Rand/US$ exchange rate moved from around R6.22/US$1 to R6.75/US$1, resulting in the gold price for the second half of the quarter averaging R85 697 per kilogram.

CORPORATE DEVELOPMENTS

The Company's takeover bid for the ASX-listed Fijian gold miner, Emperor Mines Limited ("Emperor"), closed on 30 July 2004, resulting in DRDGOLD holding 45.33% of Emperor. DRDGOLD's Executive Chairman, Mark Wellesley-Wood, has since been appointed Managing Director of Emperor on an interim basis, and DRDGOLD's Divisional Director – Australasia, Richard Johnson, has been appointed to the Emperor board. DRDGOLD now has three nominees on the six-member Emperor board, David Baker being the other non-executive director nominated by DRDGOLD.

Emperor is in the process of completing a rights issue to raise approximately A$20.4 million (US$14.6 million) to fund a portion of Emperor's Phase Two capital expansion project at its Vatukoula mine in Fiji, as well as to fund its short-term working capital requirements. DRDGOLD has agreed to participate in the rights issue and to subscribe for any shortfall under a shortfall facility offered by Emperor in connection with that rights issue (subject to limited termination rights).

In response to an application by three shareholders of Emperor, the Australian Takeovers Panel has made a declaration of unacceptable circumstances in relation to the Emperor rights issue, and DRDGOLD's participation in the rights issue, and has made various orders (including an order that DRDGOLD sells down any shares acquired through the shortfall facility). DRDGOLD has applied for a review of that decision.

In other developments:

- DRDGOLD listed on the Port Moresby Stock Exchange on 18 August 2004, reflecting the Company's growth as one of Papua New Guinea's major gold producers;

- as announced on 29 September 2004, the Company intends to seek shareholders' approval to change its name to DRDGOLD Limited at the forthcoming AGM on 26 November 2004; and

- on 30 September 2004, shareholders approved the increase in the Company's authorized share capital from 300 million shares to 600 million shares to facilitate its acquisition and growth strategies.

- DRDGOLD wins R35.7 million (plus cost and interest) case against JCI Gold/CAM.

AUSTRALASIAN OPERATIONS		Quarter Sep 2004	Quarter Jun 2004	Quarter Sep 2003
Gold production (attributable)	oz	77 387	70 990	21 283
	Kg	2 407	2 208	662
Capital expenditure	US$ m	3.8	1.7	0.6
	ZAR m	24.2	11.7	4.7

The increase in gold production was due mainly to the inclusion of DRDGOLD's 45.33% share of Emperor's production from August 2004.

Porgera		Quarter Sep 2004	Quarter Jun 2004	% Change	Quarter Sep 2003
Ore milled	t000's	288	327	(12)	–
Yield	g/t	5.20	4.74	10	–
Gold produced	kg	1 498	1 550	(3)	–
	Oz	48 162	48 834	(3)	–

Although ore milled at Porgera was slightly lower than the previous quarter, improved grades assisted with continued good gold production performance.

Tolukuma		Quarter Sep 2004	Quarter Jun 2004	% Change	Quarter Sep 2003
Ore milled	t000's	52	52	–	44
Yield	g/t	11.65	12.65	(8)	15.05
Gold produced	kg	606	658	(8)	662
	Oz	19 484	21 156	(8)	21 283
Average labour strength		813	751	(8)	472

Tolukuma's 18-month run of exceeding 7 000 plus ounces of production per month was broken in August when the mine fell slightly short of its target. Production in the September quarter was hampered by lower grades being mined from the Gulbadi vein.

A feasibility study is nearing completion for a proposed extension of the Zine open pit to the south of the first pit that was completed earlier this year. This study is based on infill drilling that has been carried out this year.

Emperor(45.33% attributable)*		Quarter Sep 2004	Quarter Jun 2004	% Change	Quarter Sep 2003
Ore milled	t'000	38	–	–	–
Yield	g/t	7.97	–	–	–
Gold produced	kg	303	–	–	–
	Oz	9 741	–	–	–

* Emperor accounted for on an equity basis from 1 August 2004.

Emperor reported in its quarterly report, released on 11 October 2004, that "gold won for the September quarter decreased by 20% to 27 632 ounces compared with the June quarter (34 539 ounces). Gold shipped, however, increased by 3% to 35 169 ounces (34 259 ounces). Tonnage treated for the quarter decreased by 13% to 139 164 tonnes (160 002 tonnes) while delivered grade decreased by 9% to 7.15 grams per tonne (7.86 grams per tonne). Gold in Circuit (GIC) has been reduced to "near normal" levels. Preliminary test work on alternatives to maintain "normal" levels of GIC in the future, should high sulphur grades in mill feed occur again, has been completed. A number of options have been rejected following the preliminary tests. Further tests on samples produced by the gravity concentration option are required before committing capital funds." The full details of Emperor's quarterly results are available on its website, www.emperor.com.au.

SOUTH AFRICAN OPERATIONS		Quarter Sep 2004	Quarter Jun 2004	Quarter Sep 2003
Gold production (attributable)	oz	143 137	157 475	177 210
	Kg	4 452	4 898	5 512
Capital expenditure	US$ m	2.2	2.8	4.1
	ZAR m	14.7	18.4	30.3

Blyvooruitzicht		Quarter Sep 2004	Quarter Jun 2004	% Change	Quarter Sep 2003
Area mined m^2	000	48	53	(9)	51
Development	m	720	288	150	973
Face length	m	1 755	1 990	(12)	2 017
Stoping width	cm	109	109	–	110
Ore milled					
Underground	t'000	180	207	(13)	222
Surface	t'000	577	719	(20)	388
Total	t'000	757	926	(18)	610
Yield					
Underground	g/t	6.74	6.59	2	7.26
Surface	g/t	0.21	0.31	(32)	0.74

Total	g/t	1.76	1.72	2	3.11
Gold produced					
Underground	kg	1 214	1 365	(11)	1 611
	Oz	39 031	43 886	(11)	51 796
Surface	kg	120	224	(46)	287
	Oz	3 858	7 201	(46)	9 227
Total	kg	1 334	1 589	(16)	1 898
	Oz	42 889	51 087	(16)	61 023
Capital expenditure	US$ m	0.2	1.2	83	2.4
	ZAR m	1.5	7.2	79	18.1
Average labour strength		3 289	5 298	38	5 716

Following the retrenchment of 1 619 employees at a cost of R24 million (excluding leave pay) in September 2004, a six-month plan has been put in place aimed at returning Blyvoor to break even. The basis of this plan is to reduce mining of areas serviced by expensive infrastructure and to focus on areas where improved efficiencies will result. It is pleasing to note the increase in grade from underground from 6.59 grams per tonne to 6.74 grams per tonne.

Volumes of mining have been reduced at No. 4 shaft and No. 6 shaft, leaving No. 5 shaft as Blyvoor's main production unit. Broken ore sampling has been introduced in order to reduce dilution and improve mining discipline.

The retrenchment of the employees at Blyvoor was achieved in record time and a principle of 'best man for the job' was applied to ensure retention of key competencies.

The supervisory structure has been changed to incorporate production supervisors who will take charge of the stopes, the overall objective being to improve discipline, increase efficiencies and reduce supervisory costs.

The re-processing of surface slimes is showing improvement following a shift in the recovery of material from Dam No. 4 to Dam No.5. Metallurgical improvements have resulted in an increase in recoveries of 53%.

Other sources of surface production are being investigated in order to utilize excess capacity in the gold plant.

Phase 2 and 3 of the current plan is aimed at identifying the medium- to long-term potential of re-equipping the No. 2A sub shaft system in order to access previously abandoned resources. Implementation will be dependant upon the successful turnaround of the existing operation.

North West (Hartebeestfontein and Buffelsfontein mines)		Quarter Sep 2004	Quarter Jun 2004	% Change	Quarter Sep 2003
Area mined m^2	000	92	91	1	102
Development	m	8 340	11 017	(24)	8 434
Face length	m	3 003	3 147	(5)	3 577
Stoping width	cm	120	118	(2)	118
Ore milled					
Underground	t'000	396	396	–	483
Surface	t'000	170	63	169	737
Total	t'000	566	459	23	1 220
Yield					
Underground	g/t	5.54	5.84	(5)	4.74
Surface	g/t	1.09	3.38	(68)	0.74
Total	g/t	4.21	5.50	(23)	2.33
Gold produced					
Underground	kg	2 195	2 312	(5)	2 291

	Oz	70 572	74 333	(5)	73 657
Surface	kg	186	213	(13)	546
	Oz	5 980	6 848	(13)	17 555
Total	kg	2 381	2 525	(6)	2 837
	Oz	76 552	81 181	(6)	91 212
Capital expenditure	US$ m	2.1	1.7	(24)	1.6
	ZAR m	13.1	11.0	(19)	11.8
Average labour strength		6 930	7 496	8	11 081

Following the retrenchment of 119 employees at a cost of R 3.7 million at the Buffels section, the North West Operations have kept No. 9 and No. 11 shafts at Buffels in production. The principal focus, however, is on improving recovered grade and consequently the balance of mining will move to higher-grade shafts at Harties – No. 2 shaft, No. 4 shaft and No. 5 shaft – with only selective mining taking place at No. 6 shaft, No. 7 shaft and No. 8 shaft. All production from underground is now treated at the South Plant and treatment rates of 125 000 tonnes per month are planned for the rest of the financial year.

During the quarter the North plant was re-commissioned and fed with screened waste rock dump material. This will continue until such time that the current source of material is depleted, with the additional possibility of processing alternative surface source material. This project generated 2 572 ounces (80 kilograms) of gold during the month of September.

Crown (40% attributable)*		Quarter Sep 2004	Quarter Jun 2004	% Change	Quarter Sep 2003
Ore milled	t'000	913	952	(4)	1 013
Yield	g/t	0.42	0.41	2	0.40
Gold produced	kg	382	392	(3)	408
	Oz	12 282	12 603	(3)	13 117
Average labour strength #		833	846	2	807

* Crown accounted for on an equity basis.
# Represents total mine.

ERPM (40% attributable)*		Quarter Sep 2004	Quarter Jun 2004	% Change	Quarter Sep 2003
Area mined m^2 #	000	25	29	(14)	39
Development #	m	74	240	(69)	1 042
Face length #	m	770	1 081	(29)	1 360
Stoping width #	cm	128	140	9	118
Ore milled					
Underground	t'000	47	56	(16)	62
Surface	t'000	152	86	77	–
Total	t'000	199	142	40	62
Yield					
Underground	g/t	6.70	6.61	1	5.91
Surface	g/t	0.26	0.26	–	–
Total	g/t	1.79	2.75	(35)	5.91
Gold produced					
Underground	kg	315	370	(15)	369
	Oz	10 127	11 896	(15)	11 858
Surface	kg	40	22	82	–
	Oz	1 287	708	82	–
Total	kg	355	392	(9)	369
	Oz	11 414	12 604	(9)	11 858
Average labour strength #		2 125	2 932	28	3 182

* ERPM accounted for on an equity basis.
# Represents total mine.

As reported in the previous quarter, the ERPM operation has undergone extensive restructuring. The outcome of the restructuring program was for the ERPM underground operations to be placed on controlled closure program ending in March 2005. Following the retrenchment of 806 employees in August 2004, the mine has achieved a significant reduction in costs coupled with improved productivity. As a result the mine has been restored to profitability, and the original planned closure of the underground section has been postponed. Progress in the quarter under review has been very satisfactory, particularly the 55% improvement in productivity. Productivity, measured in terms of metres face advance per employee, had reached a new record of 11.8 metres in September 2004 compared with a low of 7.6 metres in March 2004. The focus now is on the mine's Far East Vertical (FEV) and South East Vertical (SEV) shafts.

The plan is to insert up to eight 'high pressure concrete plugs' to isolate the FEV and SEV shafts allowing the rest of the mine to fill with water. Discussions are in progress with the relevant Government agencies to provide financial assistance for the plugs and the re-institution of the State water pumping subsidy which was suspended in April this year.

At Crown surface, production was steady. The Company is investigating a number of new surface sources to complement its life of mine profile.

EXPLORATION

DRDGOLD's exploration is based around its wholly owned PNG operation, Tolukuma. As reported in the previous quarter, the Company has increased its drilling and exploration activities, focusing on near mine exploration utilising its five owned drill rigs. Encouraging drill data has again been collected over the past quarter. Surface diamond drilling of the Zine Vein south of the Zine pit has been completed and a resource calculation has been undertaken. A feasibility study looking at open cast mining of this vein is under way.

Gulbadi South Extension

Underground drilling of the southern extension of the Gulbadi vein is ongoing and encouraging results are being encountered in drill holes approximately 1 312 feet (400 metres) south of current mine workings.

Values in hole TUO20, approximately 400 metres south of current mine workings showed 2.9 metres @ 57.2 grams per tonne Au (including 1.6 metres @ 102.7 grams per tonne Au)

Significant results are listed in the table below. Infill drilling is now being undertaken between the drill holes shown below and the current workings to evaluate this zone.

Gulbadi South underground drilling statistics:

Hole No	From (m)	To (m)	True width	Au (g/t)	Ag (g/t)	Comments
TU004	260.7	261.7	0.6	10.5	22	
TU009	259.9	262.2	0.8	9.9	23	Includes 0.2m @19.5 g/t Au
TU010	284.4	284.5	0.1	453.4	314	Visible gold <5m above main structure
TU011	254.5	257.6	2.5	7.7	30	Includes 0.7 @ 26.7 g/t Au
TU016	370.9	371.7	0.6	6.9	12	

```
TU018   260.9   265.9   3.0    6.8         37    Visible gold. Includes
                                                 0.7m @ 7.8 g/t and 0.6m @
                                                 22.5 g/t Au
TU020   263.4   267.0   2.9    57.2        21    Visible gold. Includes
                                                 2.9m @ 57.2
                                  g/t Au
```

Lock and Dagakuma

Diamond drilling has begun following the encouraging results encountered in
surface trenching. To date results have been erratic, so geological
interpretation and drilling is being undertaken to decide whether to
continue with exploration of these veins.

120/Zine North Project

Geological mapping, trenching and sampling of the 120/Zine North project has
been carried out over a distance of 1 476 feet (450 metres). Results to date
have been sufficiently encouraging that follow-up diamond drilling will be
carried out in due course.

At Porgera, a significant underground exploration program aimed at
identifying additional resources and changing resources to reserves is
ongoing. This program is focused on re-evaluation of the Central, North Zone
and Eastern Deeps, delineation drilling of the North Zone and exploration
drilling of the East Zone.

A target generation study has identified a number of additional exploration
targets either as extensions of known structures or new structures. It is
likely that these targets will be drilled in due course.

BOARD CHANGES

David Baker, who joined the board in January 2002, retires with effect from
27 October 2004 due to increased commitments. We would like to thank David
for his valuable service and insight as a director.

DRDGOLD is pleased to announce the appointment of James Turk, an American
citizen, to the board as a non-executive director. James is the founder and
a director of GoldMoney (www.goldmoney.com), the operator of a digital gold
currency payment system based on three U.S. patents awarded to him. He has
specialised in international banking, finance and investment since
graduating in 1969 from George Washington University with a B.A. degree in
International Economics. DRDGOLD acquired a strategic 50.25% interest in a
subsidiary (Net-Gold Services Ltd) of the internet-based gold investment
company, G.M. Network Limited (GoldMoney.com) during 2004.

MARK WELLESLEY-WOOD   IAN MURRAY
Executive Chairman   Chief Executive Officer and Chief Financial Officer
27 October 2004

INVESTOR INFORMATION AS AT 30 SEPTEMBER 2004

DIRECTORS - (*British)(**Australian)
Executives:
MM Wellesley-Wood (Executive Chairman)*
IL Murray (Chief Executive Officer and Chief Financial Officer)

Non-executives:
MP Ncholo ; RP Hume ; GC Campbell* ; DC Baker** ; D Blackmur**

Alternate:
A Lubbe

Group Company Secretary:
AI Townsend

INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: ilja.graulich@za.drdgold.com,
website: http://www.drdgold.com
45 Empire Road,
Parktown,
South Africa.

PO Box 390,
Maraisburg, 1700,
South Africa.